September 8, 2005



via U.S. Mail
Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112



      Re:	McMoRan Exploration Co.
Post Effective Amendment No. 1 to Registration Statement on Form
S-3
      	Filed August 10, 2005
      	File No. 333-121779

Dear Ms. Quirk:

      We have limited our review of the above filing to those issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Selling Securityholders, page 45
1. The disclosure you provide in footnote (d) at page 46 is unclear.
Revise to identify clearly all selling securityholders who are underwriters.
In that regard, identify all selling securityholders that are registered broker-dealers or affiliates of registered broker-dealers.
As for registered broker-dealers, indicate that such selling stockholders are underwriters, unless such selling stockholder received its securities as compensation for investment banking services. Similarly, with respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 with any questions, or in her absence, you may contact Timothy Levenberg, Special Counsel, at (202) 551-3707.



      Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Douglas Currault II, Esq.
	Jones, Walker, Waechter, Poitevent, Carriere & Denegre, L.L.P
	225-248-2010 (fax)







??

??

??

??

Ms. Quirk
McMoran Exploration Co.
September 8, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010